SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1	Audited financial statements for Lexon Incorporated (parent company of Executive Business Channel Limited) (“EBC”).

Exhibit 2	Audited financial statements for Bingham & Bingham Limited (parent company of Button Group plc) (“Button”).

Exhibit 3	Unaudited Pro Forma Condensed Consolidated Financial Statements of Futuremedia PLC (the “Company”) for the year ended April 30, 2005, the six months ended October 31, 3005 and as at October 31, 2005 giving effect to the acquisitions of EBC and Button and certain historical financials of EBC and Button. The Company acquired EBC on April 25, 2006 and Button on May 26, 2006.

Exhibit 4	Consent of BDO Stoy Hayward LLP (Independent Registered Public Accounting Firm).

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-134835), Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard M. Fertig
Leonard M. Fertig
Chief Executive Officer

Date: June 30, 2006